Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

March 22, 2013

Ms. Deborah Skeens
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck VIP Trust (the “Registrant”)
Registration Nos. 033-13019; 811-05083

Dear Ms. Skeens:

          As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) provided to us by telephone on February 21, 2013 in connection with the Registrant’s Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 49 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 4, 2013 with respect to Van Eck VIP Global Gold Fund (the “Fund”), a series of the Registrant.

          For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A. In addition, the term “Subsidiary,” as used in this letter, refers to a wholly-owned Cayman Islands subsidiary in which the Fund may invest up to 25% of its total assets to gain exposure to gold and other metals.

PROSPECTUSES FOR INITIAL CLASS AND CLASS S

General

          Comment 1:

          Review the derivatives disclosures included in the sections of each prospectus entitled “Fund summary information - Principal Investment Strategies” and “Fund summary information - Principal Investment Risks” to (a) ensure that the disclosures are not too generic/standardized;(b) ensure that the disclosures describe the actual derivatives that the Fund may use and their associated risks; and (c) confirm supplementally that each derivative instrument named in the section of each prospectus entitled “Fund summary information - Principal Investment Risks” is consistent with the Fund’s investment strategies.

Ms. Deborah Skeens
March 22, 2013

          Response 1:

          We have confirmed that the derivatives disclosures (a) are not too generic/standardized and (b) describe the actual derivatives that the Fund may use and their associated risks. In addition, we have confirmed that each derivative instrument named in the section of each prospectus entitled “Fund summary information - Principal Investment Risks” is consistent with the Fund’s investment strategies and that the Registrant will revise the section of each prospectus entitled “Fund summary information - Principal Investment Strategies” by revising the sentence below to add the underlined language as follows:

“The Fund may use derivative instruments, such as structured notes, futures, options, warrants, currency forwards and swap agreements, to gain or hedge exposure.”

          Comment 2:

          Please confirm that any missing information, including Fund fees and expenses and Part C exhibits, will be filed by amendment to the Registrant’s registration statement.

          Response 2:

          We have confirmed that the Registrant will include, as appropriate, any missing information in the Registrant’s 485(b) filing.

Fee and Expense Table

          Comment 3:

          Please explain supplementally what authority the Fund relies upon to invest in other funds, e.g. exemptive relief and/or the 1940 Act. In addition, explain how the fund structure complies with applicable rules under the 1940 Act.

          Response 3:

          The Fund may invest without limitation in money market funds consistent with Rule 12d1-1 under the 1940 Act. The Fund also may invest in exchange-traded funds (“ETFs”) and other open-end investment companies in excess of the limitations of Section 12(d)(1)(A) of the 1940 Act in reliance upon one or more of the following: (1) a fund-of-funds exemptive order, (2) exemptive orders issued to underlying ETFs and (3) Section 12(d)(1)(F) of the 1940 Act.

          Comment 4:

          If appropriate, include the line item sub-captioned “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table included in the section of each prospectus entitled “Fund summary information – Fund Fees and Expenses” and include the appropriate

Ms. Deborah Skeens
March 22, 2013

footnote to the table that states that such acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

          Response 4:

          We have confirmed that the Fund does not expect to incur in its first year of operations fees and expenses in excess of 0.01% as a result of the Fund’s investment in shares of other funds. Accordingly, the line item sub-captioned “Acquired Fund Fees and Expenses” will not be added to the Fund’s “Annual Fund Operating Expenses” table included in the section of each prospectus entitled “Fund summary information – Fund Fees and Expenses.”

          Comment 5:

          If any underlying funds in which the Fund expects to invest are fund-of-funds, please explain the legal basis for this structure under the 1940 Act.

          Response 5:

          We have confirmed that the Fund does not currently expect to invest in any fund-of-funds.

          Comment 6:

          Confirm that the fees and expenses of the Subsidiary are included under the relevant caption in the “Annual Fund Operating Expenses” table included in the section of each prospectus entitled “Fund summary information – Fund Fees and Expenses” and include a footnote to the table to confirm same consistent with Instruction 1(d)(i) of Item 3 of Form N-1A.

          Response 6:

          Instruction 1(d)(i) to Item 3 only applies to “Master-Feeder Funds” (as defined in General Instruction A to Form N-1A). The Fund and its Subsidiary are not Master-Feeder Funds, therefore Instruction 1(d)(i) is not applicable. See also response to Comment 26

Portfolio Turnover

          Comment 7:

          Disclose that the portfolio turnover rate is not available because the Fund has either not yet commenced operations or commenced operations around the date of each prospectus.

          Response 7:

          We have added the following sentence at the end of the section of each prospectus entitled “Fund summary information – Portfolio Turnover”:

Ms. Deborah Skeens
March 22, 2013

“The Fund commenced operations on or around the date of this prospectus, and, therefore, no history of the portfolio turnover rate is available.”

Principal Investment Strategies

          Comment 8:

          Disclose supplementally the percentage of the Fund’s total assets that will initially be invested in the Subsidiary. In addition, disclose in either the section of each prospectus entitled “Fund summary information - Principal Investment Strategies” or the section of each prospectus entitled “Fund summary information - Principal Investment Risks” that the Subsidiary is not registered under the 1940 Act and unless otherwise noted is not subject to the investor protections of the 1940 Act.

          Response 8:

          The Fund expects to initially invest less than 10% of its total assets in the Subsidiary. The Registrant will revise the section of each prospectus entitled “Fund summary information - Principal Investment Risks - Subsidiary” by adding the underlined sentence as follows:

“Subsidiary. By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The Subsidiary is not registered under the 1940 Act, and, unless otherwise noted in this prospectus, is not subject to all the investor protections of the 1940 Act.”

          Comment 9:

          Explain supplementally how the Fund will ensure diversification in a number of different countries given that the Fund uses the term “global” in its name.

          Response 9:

          The Registrant believes that the Fund’s prospectus disclosure is consistent with the requirements of Rule 35d-1, including the commentary provided by the Commission in footnote 42 in the Rule’s adopting release, as well as in the Staff’s response to Question 10 in the Staff’s “Frequently Asked Questions about Rule 35d-1”. We note that, in response to a similar comment to the use of the word “International” provided by the Staff to Van Eck Funds on behalf of the retail version of the Fund, the Van Eck International Investors Gold Fund (the “Retail Fund”), in April 2010, Van Eck Funds modified the disclosure in the Retail Fund’s prospectus to include the following: “Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries.” This exact disclosure is also included in the section of each of the Fund’s prospectuses entitled “Fund summary information - Principal Investment Strategies”. See Letter to Mr. Chad Eskildsen of the Staff dated April 29, 2010 and Letter to Mr. John Ganley of the Staff dated April 19, 2012 (both responding to comments in

Ms. Deborah Skeens
March 22, 2013

connection with prior post-effective amendments to Van Eck Fund’s registration statement). Accordingly, the Registrant respectfully declines to make further revisions to the disclosure.

Principal Risks

          Comment 10:

          The identification of “Emerging Markets” in the section of each prospectus entitled “Fund summary information - Principal Investment Risks” does not appear to be consistent with the Fund’s principal investment strategies. There is no reference to “emerging markets” in the section of each prospectus entitled “Fund summary information - Principal Investment Strategies.”

          Response 10:

          As stated in Response 9 above, the Fund invests in securities of issuers from a number of different countries. We have confirmed that such countries may include emerging market countries. Accordingly, the Registrant will revise the section of each prospectus entitled “Fund summary information - Principal Investment Strategies” by revising the sentence below to add the underlined language as follows:

“Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries, which may include emerging market countries.”

          Comment 11:

          Clarify in the section of each prospectus entitled “Fund summary information - Principal Investment Strategies” whether the Fund intends to invest in non-U.S. dollar denominated securities.

          Response 11:

          The Registrant will revise the section of each prospectus entitled “Fund summary information - Principal Investment Strategies” by revising the sentence below to add the underlined language as follows:

“The Fund may invest in non-U.S. dollar denominated securities, which are subject to fluctuations in currency exchange rates, and securities of companies of any capitalization range.”

Ms. Deborah Skeens
March 22, 2013

Portfolio Management

          Comment 12:

          In the section of each prospectus entitled “Fund summary information – Portfolio Management”, state the length of service for each portfolio manager as the length of service managing the Fund, not the length of service with the Fund’s investment adviser.

          Response 12:

          We have confirmed that the Registrant will make this change in the Registrant’s 485(b) filing.”

Prior Performance

          Comment 13:

          Confirm supplementally that the prior performance reflects the prior performance of all of the Fund’s investment adviser’s mutual funds and private accounts that have investment objectives, policies and strategies substantially similar to those of the Fund. If any substantially similar funds or accounts are excluded, represent that the exclusion of such substantially similar funds or accounts would not cause the performance included to be misleading.

          Response 13:

          We have confirmed that the prior performance information included in each prospectus is the prior performance for the Retail Fund, a mutual fund with the same investment objective as the Fund that is managed by the Fund’s investment adviser using investment policies and strategies substantially similar to those of the Fund. While the Fund’s investment adviser does manage private accounts and another mutual fund that have investment objectives, policies and strategies substantially similar to those of the Fund, the Registrant believes that the presentation of the Retail Fund’s prior performance information in each prospectus of the Fund is appropriate and not misleading.

          Comment 14:

          Represent in the disclosure that there are no material differences between the objective, policies and strategies of the Retail Fund and those of the Fund.

          Response 14:

          The Registrant will revise the first sentence of the section in each prospectus entitled “Other additional information – Past Performance of a Similarly Managed Fund” by adding the underlined language as follows:

Ms. Deborah Skeens
March 22, 2013

“Van Eck International Investors Gold Fund (the “IIG Fund”), a series of Van Eck Funds, is a mutual fund with the same investment objective as the Fund that is managed by the Adviser using investment policies and strategies substantially similar to, and not materially different from, those of the Fund.”

          Comment 15:

          Confirm supplementally that the Fund’s portfolio managers have the same discretion to manage the Fund as they have to manage the Retail Fund.

          Response 15:

          We have confirmed that the Fund’s portfolio managers have the same discretion to manage the Fund as they have to manage the Retail Fund.

          Comment 16:

          Clarify in the disclosure whether the average annual total returns are net of applicable loads of the Retail Fund’s Class A shares, i.e. clarify what the phrase “average annual total returns ‘reflect’ applicable sales loads” means. Also, specify in the disclosure whether the Retail Fund’s expenses are higher or lower than those of the Fund.

          Response 16:

          The Registrant will revise the following two sentences in the section in each prospectus entitled “Other additional information – Past Performance of a Similarly Managed Fund” to read as follows:

“The average annual total returns are net of  ~~reflect~~ applicable sales loads.”

“The performance presented below reflects the impact of the total operating expenses of the IIG Fund, which are lower than  ~~may differ from~~  the total operating expenses of the Fund.”

          Comment 17:

          Explain supplementally why prior performance data is shown only for the Retail Fund’s Class A shares.

          Response 17:

          The prior performance data is shown only for the Retail Fund’s Class A shares because Class A is the Retail Fund’s oldest share class and only share class that currently has 10 or more years of annual returns.

Ms. Deborah Skeens
March 22, 2013

          Comment 18:

          Explain supplementally which indices, in addition to the NYSE Arca Gold Miners (GDM) Index, will be used and why they are appropriate for comparison purposes.

          Response 18:

          The S&P 500 Index will also be used as an additional benchmark comparison. The Retail Fund compares its performance to the S&P 500 Index because it provides a broad measure of market performance.

          Comment 19:

          Confirm that the standard Commission method is used to calculate prior performance and if not used explain in the disclosure how the performance was calculated, noting that it is non-standardized.

          Response 19:

          We have confirmed that the method used in calculating prior performance, as described in the prospectus, is consistent with the requirements of Form N-1A for calculating standardized annual returns.

          Comment 20:

          Confirm that the prior performance will present average annual total returns for one, five and ten year periods, or since inception.

          Response 20:

          The prior performance will present average annual total returns for one, five and ten year periods.

          Comment 21:

          Confirm that the Fund’s investment adviser has the records necessary to support the calculation of the prior performance pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

          Response 21:

          We have confirmed that VEAC has the records necessary to support the calculation of the prior performance pursuant to Rule 204-2(a)(16) under the Advisers Act.

Ms. Deborah Skeens
March 22, 2013

STATEMENT OF ADDITIONAL INFORMATION

          Comment 22:

          Provide the disclosure required by Item 25(b) concerning the compensation paid by the Fund to the Fund’s principal underwriter.

          Response 22:

          Item 25(b) requires that the Fund disclose certain information with respect to commissions and other compensation received by certain principal underwriters from the Fund during the Fund’s most recent fiscal year. As the Fund has not yet commenced operations, the Fund currently has nothing to disclose in response to this item.

          Comment 23:

          Provide current data for the Fund’s trustees regarding their aggregate fund share ownership in all registered investment companies overseen by the trustee in the Fund’s family of investment companies.

          Response 23:

          The Registrant will disclose as of the most recent calendar year end the aggregate fund share ownership in all registered investment companies overseen by the trustee in the Fund’s family of investment companies.

          Comment 24:

          Include disclosure in response to Item 17(c) or explain how Item 17(c) is not applicable to the Registrant/Fund.

          Response 24:

          The Registrant will include disclosure in response to Item 17(c) in the Registrant’s 485(b) filing in the section of the Statement of Additional Information entitled “2012 Compensation Table.”

PART C

          Comment 25:

          Pursuant to Rule 483(d)(2) of the 1933 Act, file actual agreements in lieu of “form of” agreements, e.g. file actual trustee indemnification agreements, participation agreements, plan of distribution, etc. or confirm supplementally that “form of” agreements are substantially identical to the actual agreements.

Ms. Deborah Skeens
March 22, 2013

          Response 25:

          We have confirmed that the “form of” agreements are substantially identical to the actual agreements.

SUBSIDIARY

          Comment 26:

          Confirm in an undertaking to Part C of the Registrant’s registration statement that the Subsidiary intends to comply with Sections 15 and 16 of the 1940 Act and that the Subsidiary is subject to the same fundamental and non-fundamental investment restrictions as the Fund.

          Response 26:

          Prior to the investment of assets of the Fund in the Subsidiary, Van Eck Associates Corporation (“VEAC”) and the Subsidiary will enter into an investment advisory agreement (the “Subsidiary Advisory Agreement”) that sets forth the investment advisory services to be performed by VEAC, the fees to be paid for such services and related matters. VEAC is also the investment adviser of the Fund and receives compensation for managing the assets of the Fund, including assets invested in the Subsidiary. Accordingly, the Subsidiary Advisory Agreement between VEAC and the Subsidiary will provide that VEAC is to receive no additional compensation for its services under the Agreement. Because the Subsidiary is not registered as an investment company under the 1940 Act, the Subsidiary Advisory Agreement is not subject to the requirements of Section 15 of the 1940 Act, although the services performed by VEAC under the Subsidiary Advisory Agreement will be subject to review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory contract with VEAC with respect to the Fund. With respect to Section 16 of the 1940 Act, as noted above, the Subsidiary is not registered as an investment company under the 1940 Act and, accordingly, the composition of the Board of Directors of the Subsidiary does not, and is not required to, comply with Section 16 of the 1940 Act. Similarly, the Subsidiary is not required to and has not adopted fundamental and non-fundamental investment restrictions. However, the Fund will “look-through” the Subsidiary to the Subsidiary’s underlying investments for determining compliance with the Fund’s investment policies and restrictions.

          Based on the foregoing and in light of the fact that Part C only expressly requires “undertakings” with respect to matters related to raising a new fund’s initial capital, we respectfully decline to make the requested undertakings in Part C.

          Comment 27:

          Confirm supplementally that (1)the Fund has consented to serve as agent for service of process on the Subsidiary, (2) the Fund has consented to the Commission’s examination of the

Ms. Deborah Skeens
March 22, 2013

Subsidiary’s books and records and (3) the Board of Directors of the Subsidiary will execute the Registrant’s Post-Effective Amendment.

          Response 27:

          Although not required by applicable law, the Registrant will designate a domestic (U.S.) agent for service of process. In addition, we have confirmed that the Subsidiary consents to the examination of its books and records.

          However, the Board of Directors of the Subsidiary will not sign the Registrant’s Post-Effective Amendment. Unlike a traditional master-feeder arrangement in which the feeder fund invests 100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the Subsidiary’s operating results represent only a portion (up to 25%) of the Fund’s operating results. Accordingly, we do not believe that it is necessary or appropriate for the Subsidiary to sign the Registrant’s Registration Statement.

          Comment 28:

          Please confirm that the Subsidiary and the Fund will meet 1940 Act requirements on a consolidated entity basis, including by complying with Section 8 (investment policies), Section 17 (affiliated transactions and custody) and Section 18 (capital structure and leverage) of the 1940 Act and by complying generally with the 1940 Act requirements on pricing and accounting.

          Response 28:

          The Registrant hereby confirms that (i) the Fund and the Subsidiary will meet the requirements of the 1940 Act on a consolidated basis, involving Section 8 concerning investment policies, Section 17 concerning affiliated transactions and custody and Section 18 concerning capital structure and leveraging; and (ii) the Fund and the Subsidiary will use the same pricing and accounting methods that comply with the 1940 Act.

          Comment 29:

          Confirm that the Subsidiary’s financial statements are consolidated with the Fund’s financial statements.

          Response 29:

          The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

******************

Ms. Deborah Skeens
March 22, 2013

          We hope that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly K. Vargo

Kimberly K. Vargo

cc:	Joseph McBrien, Esq.
Jonathan Simon, Esq.
Laura Martinez, Esq.
Philip Newman, Esq.